Exhibit 99.236

NexTech AR President Paul Duffy to Deliver Presentation on Leveraging AR for Virtual Events at techsytalk Global

NexTech AR will also act as a Gold Sponsor at techsytalk’s signature global, virtual event which aims to help event planning professionals navigate a changing industry landscape

Vancouver B.C. – November 16, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events today announced that President, Paul Duffy will deliver a presentation on leveraging the power of AR for virtual experiences during techsytalk Global. Duffy’s presentation will take place on November 18 at 11:40am ET. NexTech is also serving as a Gold Sponsor of the event which runs from November 17-18, 2020.

Tickets for techsytalk Global can be purchased here.

techsytalk Global anticipates an international audience of more than 2,000 attendees from the corporate, association and independent event planning industries. In his presentation, Duffy will highlight how AR is making the difference in the way event managers can immerse attendees in virtual environments and share creative ideas to increase engagement, sponsor ROI and fun during virtual events using AR.

The techsytalk brand was founded by event planners with over a decade of experience planning meetings, conferences, and corporate events in both live and virtual settings. techsytalk’s live event offers event planners a setting in which they can discuss the discovery and implementation of novel event solutions and ideas. As the industry and event professionals face a rapidly changing event landscape amid the COVID-19 pandemic, techsytalk made the decision to re-launch the signature event as a global, virtual experience in 2020.

“I spend every day planning events for clients and working with various teams to better understand the challenges that event planners have with technology. When we decided to reimagine techsytalk Global as a virtual event it was because we really saw the power in the various platforms that were available to planners, many of which they just aren’t aware of,” said Liz King Caruso, CEO of techsytalk & Liz King Events. “NexTech is an example of a really powerful company doing interesting and innovative things for the event industry. We love the possibilities for AR and VR in our digital-first world and believe Paul’s presentation during techsytalk Global will enable attendees to embrace these technologies and their implications for our events.”

“I’m thrilled to be highlighting the power of AR for virtual events during techsytalk Global 2020. This event has an impressive history within the event management industry and has the unique advantage of being crafted by event professionals for event professionals.” said Paul Duffy, President of NexTech AR, “Attendees understand the challenges that come with transforming events, conferences and meetings into virtual experiences. At NexTech, we firmly believe that virtual events are here to stay, and AR-driven applications should be considered by any event managers looking to boost attendance, engagement and take their experience to the next level.”

To learn more about NexTech AR, please visit www.nextechar.com

About techsytalk

techsytalk was founded by event planners with over a decade of experience planning meetings, conferences, and other corporate events in both live and virtual settings. techsytalk LIVE Global promises to be a resource to facilitate the evolution of the events and meeting industry in an increasingly tech-centric world.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg” CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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